Exhibit (a)(1)

FOR IMMEDIATE RELEASE

May 2, 2013

THE BOARD OF DIRECTORS OF DONEGAL GROUP INC.

RECOMMENDS THAT ITS CLASS B STOCKHOLDERS REJECT

THE AMENDED TENDER OFFER OF GREGORY MARK SHEPARD

MARIETTA, PA — May 2, 2013 — Donegal Group Inc. (“DGI”) (NASDAQ: DGICA and DGICB) reported that it had filed an amendment to Schedule 14D-9 solicitation/recommendation statement with the SEC today. The Amended Schedule 14D-9 reports the unanimous recommendation of DGI’s Board that the holders of DGI’s Class B Common Stock reject the unsolicited and amended tender offer for 962,636 shares of DGI’s Class B Shares at a price of $30.00 per share in cash by Gregory Mark Shepard. The Amended Offer states it will expire May 20, 2013.

DGI’s Board has thoroughly evaluated and assessed the conditions to the Amended Offer that Shepard established, together with the assistance of a report and recommendation submitted to DGI’s Board by a special committee of five directors independent of Donegal Mutual Insurance Company and advised by independent legal counsel. Based upon its evaluation and assessment of the conditions to the Amended Offer, including the federal and state regulatory approvals Shepard must obtain before he can legally consummate his offer, DGI’s Board unanimously determined that Shepard’s Amended Offer is illusory because Shepard will not be able to satisfy certain legal conditions precedent to the Amended Offer before its expiration date or within a reasonable period of time after the expiration date. Accordingly, the DGI Board recommends that the holders of DGI Class B Shares REJECT the Amended Offer and NOT TENDER their Class B Shares to Shepard for purchase pursuant to the Amended Offer.

DGI has posted in the Investors area of its website at www.donegalgroup.com a letter to its stockholders that provides more information regarding the DGI Board recommendation.

Important Information and Where to Find It

This communication does not constitute an offer to buy or the solicitation of an offer to sell any securities. DGI urges the holders of its Class B common stock to read the solicitation/recommendation statement, as well as any other documents DGI subsequently files with the SEC when such documents become available because they will contain important information. Holders of Class B Shares may obtain, without charge, a copy of the solicitation/recommendation statement and other documents (when available) that DGI files with the SEC at the SEC’s website at www.sec.gov and DGI’s website at www.donegalgroup.com. In addition, DGI’s solicitation/recommendation statement and other documents (when available) that DGI files with the SEC may be obtained, without charge, from DGI by writing to DGI’s corporate secretary, Sheri O. Smith, at its principal executive offices at 1195 River Road, P.O. Box 302, Marietta, Pennsylvania 17547 or by e-mail to sherismith@donegalgroup.com.

About Donegal Group Inc.

Donegal Group Inc. is an insurance holding company with insurance subsidiaries offering personal and commercial property and casualty lines of insurance in 22 Mid-Atlantic, Midwestern, New England and Southern states. The insurance subsidiaries of DGI and Donegal Mutual Insurance Company conduct business together as the Donegal Insurance Group. The Donegal Insurance Group has an A.M. Best rating of A (Excellent). Donegal Mutual Insurance Company and DGI together own Donegal Financial Services Corporation, a grandfathered unitary savings and loan holding company that owns Union Community Bank FSB, a federal savings bank.

DGI’s Class A common stock and Class B common stock trade on NASDAQ under the symbols DGICA and DGICB, respectively.

CONTACT:	Jeffrey D. Miller Senior Vice President and Chief Financial Officer Phone: (717) 426-1931 Fax: (717) 426-7031 E-mail: investors@donegalgroup.com